EXHIBIT 1.2


OAK GUARANTY


GUARANTY, executed as of this 26th day of February, 1996 (the "Guaranty"), by OAK INDUSTRIES INC., a Delaware corporation ("Oak"), in favor of TELEMUNDO OF CHICAGO, INC., a Delaware corporation (the "Buyer").

Reference is made to that certain Agreement to Purchase NST Venture Interest and Capital Stock, dated as of November 8, 1995, among National Subscription Television of Chicago Inc., an Illinois corporation, the stockholders of Harriscope of Chicago, Inc., an Illinois corporation, and Buyer (the "Agreement"), and to Section 7.6(c) of the Agreement, which contemplates the guaranty by Oak of the obligations of NST under Section
9.1 of the Agreement. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Agreement.

Oak hereby guarantees to the Buyer the prompt and complete payment and performance when due of NST's obligations under Section 9.1 (subject to the limitations of indemnification of Section 9.2) of the Agreement.

Any obligation of Oak hereunder shall be subject to the same rights, if any, including those of set off and counterclaim, against the Buyer as are available to NST.

Oak represents and warrants that Oak is a corporation duly organized and validly existing and in good standing under the laws of Delaware, has all requisite power and authority to enter into and perform its obligations under this Guaranty, that all corporate action necessary on the part of Oak to authorize the execution, delivery and performance of this Guaranty has been duly and validly taken, and that this Guaranty is the valid and binding obligation of Oak, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other laws relating to or affecting creditors' rights generally and the exercise of judicial discretion in accordance with general equitable principles. Oak acknowledges that the provision of this Guaranty by Oak is necessary to induce the Buyer to consummate the transactions contemplated by the Agreement, that Oak is being directly and indirectly benefitted by the consummation of the transactions contemplated by the Agreement, and Oak acknowledges the receipt of good, valuable and sufficient consideration in support of the provision of this Guaranty.

Oak hereby waives all notices, demands, presentments and protests of whatsoever nature to which Oak might otherwise be entitled, and agrees that no delay by the Buyer in exercising any rights hereunder, or failure to exercise the same, shall operate as a waiver of such rights. The Buyer agrees to notify Oak, at the same time or as soon as practicable after notifying NST, of any Claim for which it is seeking indemnification from NST; provided that the failure to give such notice shall not affect Oak's obligations hereunder except and only to the extent that Oak shall have been materially and actually prejudiced as a result of such failure. Oak agrees that this Guaranty is primary and that the Buyer shall not be required to seek performance from NST under Section 9.1 of the Agreement before seeking performance from Oak.

Oak agrees that it will remain bound upon this Guaranty notwithstanding any amendments, modifications or changes to or in the Agreement.

The total liability of Oak under this Guaranty shall not exceed the limits contemplated by Section 9 of the Agreement, and this Guaranty shall have a term of six years from the date hereof (which shall be extended in the event a Claim or threatened Claim is pending (for which NST has been given notice on or before the end of the applicable expiration period in the Agreement) at the end of such six year period which is not resolved prior to the end of such six year period). This Guaranty shall not be deemed to extend the expiration periods set forth in Section 9 of the Agreement.

The obligations of Oak hereunder shall not extend to any successor or assignee of the Buyer, except and to the extent that a person or entity shall have succeeded to the Buyer's rights under the Agreement as contemplated by and in accordance with the Agreement.

Any notices, demands, consents, agreements, requests or other communications which may be or are required to be given, served or sent by any party to any other party or obtained from any party pursuant to this Guaranty must be in writing and must be (i) mailed by first-class United States mail, registered or certified, return receipt requested, postage prepaid, (ii) hand delivered personally by independent courier, or (iii) transmitted by telecopier addressed as follows:


To the Buyer:    Telemundo of Chicago, Inc.
                 c/o Telemundo Group, Inc.
                 2290 West 8th Avenue
                 Hialeah, FL 33010
                 Attention:  Chief Financial Officer
                 Telecopier No.:  (305) 889-7997

    To Oak:      Oak Industries Inc.
                 1000 Winter Street
                 Waltham, MA  02154
                 Attention:  General Counsel
                 Telecopier No.:  (617) 890-6116

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) on the date delivered, if delivered personally or by telecopier (with receipt confirmed); or (b) three (3) business days after being sent, if sent by registered or certified mail.

This Guaranty shall be binding on all successors and shall be governed by the laws of the Commonwealth of Massachusetts without regard to the conflicts of laws provisions thereof.


OAK INDUSTRIES INC.


By:
Name:
Title: